Dear McDonald’s Shareholder,	May 4, 2015

The UAW Retiree Medical Benefits Trust is sponsoring the proxy access proposal that you will be asked to vote on at McDonald’s Corporation’s upcoming annual meeting of shareholders on May 21, 2015.

We urge you to VOTE FOR PROPOSAL No. 6.

We believe the case for proxy access is particularly compelling at McDonald’s, where poor performance and insufficient board accountability create significant risks for shareholders.

PROXY ACCESS IS A FUNDAMENTAL SHAREHOLDER RIGHT.

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Shareholders overwhelmingly support proxy access as a basic right of ownership. Large institutional investors, such as BlackRock, T. Rowe Price, CalPERS, and TIAA-CREF have come out publicly in support of proxy access. Proxy access also is supported by major proxy voting advisory firms ISS and Glass Lewis.

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A steadily growing number of companies have adopted the “three & three” proxy access provisions put forward in Proposal No. 6. These “three & three” provisions allow a group of shareholders holding at least 3% of shares outstanding for a minimum of 3 years to nominate a limited number of directors. Companies that have voluntarily adopted similar proxy access provisions include Abercrombie & Fitch, Bank of America, Big Lots, First Merit General Electric, Kindred Healthcare, Prudential Financial, Splunk, Wendy’s, Whiting Petroleum, and YUM! Brands.

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The CFA Institute has concluded that widespread adoption of proxy access would raise the value of U.S. corporations by as much as $140 billion, without costly disruption of the board or company operations.

•	Proxy access ensures that long-term shareholders can play a direct role in nominating director candidates without having to incur the expense associated with an independent proxy solicitation.

PROXY ACCESS WOULD ENSURE THAT MCDONALD’S HAS A STRONG BOARD TO PROVIDE THE OVERSIGHT AND STRATEGIC GUIDANCE NECESSARY TO ENSURE THE COMPANY’S FUTURE PROFITABILITY.

Proxy access is appropriate and timely at McDonald’s, where the Company’s performance has lagged competitors and the broader market. Over the past five years, McDonald’s share price has risen only half as much as the S&P 500, and has substantially lagged competitors such as Wendy’s, Burger King, and YUM! Brands. U.S. same-store sales growth has been persistently negative since early 2013, and over the past year global same-store sales growth has also turned negative. Customer satisfaction has fallen, and independent analysts have pointed to a concurrent decline in employee satisfaction.

The much-needed strategic turnaround at McDonald’s requires effective oversight from qualified, independent directors with diversity of employment and life experiences, and board refreshment is important to the survival of McDonald’s over the long-term. We believe long-term investors should be able to elect those individuals who we feel will best represent our interests.

The adoption of proxy access at McDonald’s is critical to ushering a new era of prosperity for the Company and its shareholders.

We therefore urge you to VOTE FOR Proposal No. 6.

For additional information, please call (734) 929-5789.

Sincerely,

Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED
Please execute and return your proxy card according to McDonald's Corporation’s instructions.